United States securities and exchange commission logo





                              August 3, 2021

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Digital Large Cap Fund LLC
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Digital
Large Cap Fund LLC
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed June 28, 2021
                                                            File No. 000-56284

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10

       Key Operating Metrics, page 2

   1. We note your response to our prior comment 4. Please revise the table to show the fund composition as of the
most recent practicable date, reflecting all digital assets that are currently in the fund.
In addition, please disclose the applicable Digital Asset Reference
                                                        Rates as of the dates
shown.
   2. We note your response to our prior comment 5. Please revise your disclosure to explain why you do not
currently expect to take any Forked Assets you hold into account for purposes of determining
Digital Asset Holdings, Digital Asset Holdings per Share, NAV
                                                        or NAV per share.
 Michael Sonnenshein
FirstName  LastNameMichael   Sonnenshein
Grayscale Digital Large Cap Fund LLC
Comapany
August     NameGrayscale Digital Large Cap Fund LLC
       3, 2021
August
Page 2 3, 2021 Page 2
FirstName LastName
Fund Construction Criteria, page 7

3. We note your response to our prior comment 6. Please address the following:
             In your discussion of the removal of existing fund components, define "all digital assets" and explain how you determine the composition and market cap of all digital assets;
             In your discussion of the inclusion of new fund components, describe the "guidelines of the Reference Rate Provider" that an exchange must meet for the purpose described in the discussion; and
             Revise the second paragraph in the section "Inclusion of New Fund Components"
            here and on page 85 to explain separately the circumstances under which the fund might hold fewer than five Fund Components and the circumstances under which the fund might hold more than five Fund Components.
The trading prices of many digital assets, including the Fund Components, have experienced extreme volatility, page 14

4. We note your response to our prior comment 12. Please update the quantitative and graphical disclosure in the section "Historical Fund Component Prices" to reflect the decline in digital asset prices that began in May 2021 and to reflect every digital asset that is currently in your fund.
The lack of full insurance and shareholders' limited rights of legal recourse, page 34

5. We note your response to our prior comment 14. Please revise the statement on page
         34 that to the extent the Cold Storage Threshold is met and not reduced within five business days, "the Fund would not have a claim against the Custodian with respect to
         U.S. dollar value of the digital assets held in such address" to clarify that this limitation only applies to the amount of digital assets that exceed the Cold Storage Threshold, if appropriate.
6. We note your response to our prior comment 33. Please revise to disclose the amount of capital reserves that the Custodian maintains, as of the most recent practicable date.
The LLC Agreement includes provisions that limit shareholders' voting rights, page 35

7. We note your response to our prior comment 15. Please revise this risk factor to include the discussion regarding the uncertainty as to enforceability of the Derivative Actions provision of your LLC Agreement under the laws of the Cayman Islands, that you included in your response letter.
Regulatory changes or actions in foreign jurisdictions, page 39

8. Please revise this risk factor and the Government Oversight discussion on page 140 to discuss actions that the Chinese government has taken with respect to digital assets since May 2021.
 Michael Sonnenshein
FirstName  LastNameMichael   Sonnenshein
Grayscale Digital Large Cap Fund LLC
Comapany
August     NameGrayscale Digital Large Cap Fund LLC
       3, 2021
August
Page 3 3, 2021 Page 3
FirstName LastName
Composition of the Digital Asset Market, page 50

9. We note your response to our prior comment 20. Please revise to quantify the total digital asset market capitalization, your coverage ratio and the portfolio weighting of each of the digital assets you hold as of a date that reflects the inclusion of all five digital assets currently held and the digital asset price decline that occurred in May 2021.
Digital Asset Exchange Public Market Data, page 57

10. Please reconcile your statement on page 59 that "[i]n 2017, the Fund removed two then-
         Constituent Exchanges   OKCoin and Bitfinex" with the fact that the
inception date of the
         fund was January 25, 2018.
Reference Rate Provider Digital Asset Reference Rates, page 59

11. We note your response to our prior comment 23. Please tell us why, if true, you will not inform investors of a material change to the calculation methodology for a Digital Asset
         Reference Rate or a material change to the Constituent Exchanges by filing a current report. In that regard we note on page 61 that shareholders will only be notified of any
         changes to the Digital Asset Reference Rates in the Fund   s periodic
reports unless such
         change results from an amendment to the Index License Agreement and that the Reference
         Rate Provider is not required to publicize or explain the addition or removal of
         Constituent Exchanges or to alert the Manager to such changes. Weighting & Adjustments, page 61

12. We note your response to our prior comment 24. Please provide a representative example as of a recent date that demonstrates the weighting of the applicable exchanges and illustrates how the Digital Asset Reference Rate is calculated. Please also confirm that you have provided a materially complete description of the Digital Asset Reference Rate methodology.
Inclusion of New Fund Components, page 84

13. We note your response to our prior comment 9. Please revise your disclosure to clarify whether or not digital assets that are pegged to a fiat currency are eligible for inclusion as a fund component. If not, please clarify which digital assets have been excluded for that reason. Please also revise your disclosure on page 86 to explain why your authorized participant does not have the ability to trade or otherwise support the three digital assets identified in the illustrative example.
Rebalancing, page 88

14. We note your response to our prior comment 26. Please revise the Rebalancing discussion on page 88 and the Forked Assets discussion on page 86 to state whether there are any constraints, procedures or guidelines for selecting the Digital Asset Markets through
 Michael Sonnenshein
Grayscale Digital Large Cap Fund LLC
August 3, 2021
Page 4
         which the fund will transact during rebalancing and when selling forked assets. In addition, define the term Digital Asset Markets where first used in the registration statement.
General

15. We note your response to our prior comment 1. Please revise your fund construction and risk factor disclosure to clarify, if true, that the Manager may determine to continue to hold a digital asset even if it determines that such digital asset is, or may be, a security.
         Please also revise to describe the process conducted by the Manager to determine whether or not a digital asset is a security, including the roles of the Coinbase framework and input from outside counsel. In addition, please revise to disclose, if accurate, that the legal test to determine whether an asset is a security is different from the analysis performed by the
         Manager, which is not a legal standard and only a risk-based assessment that does not preclude legal or regulatory action based on the presence of a security.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Becky Chow at 202-551-6524 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameMichael Sonnenshein                           Sincerely,
Comapany NameGrayscale Digital Large Cap Fund LLC
                                                                Division of
Corporation Finance
August 3, 2021 Page 4                                           Office of
Finance
FirstName LastName